Exhibit 99.25

Novadaq Appoints David C. Martin Vice President, Business Development and

Investor Relations

Toronto, Ontario – May 18, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced that it has appointed Dr. David C. Martin as Vice President, Business Development and Investor Relations.

Prior to joining Novadaq, Dr. Martin worked for more than 10 years as a highly ranked healthcare analyst and investment banker with Dundee Securities and Yorkton Securities. Before that, he worked in sales and marketing for clinical diagnostics and biotechnology instrumentation companies, including Boehringer Mannheim and InterScience Inc.

“We are delighted to have Dave join Novadaq,” said Dr. Arun Menawat, Novadaq’s President and CEO. “Dave’s experience in the life sciences instrumentation industry combined with his years spent as a healthcare analyst will allow him to make an invaluable contribution towards achieving our strategic goals and creating shareholder value.”

Dr. Martin said, “As an analyst, I spoke with opinion leading surgeons who have embraced SPY Imaging because it provides actionable information that leads to clear-cut clinical and cost savings benefits. I look forward to working with the team to expand applications for Novadaq’s core technology in open and minimally invasive surgeries and to growing the company’s investor base.”

Dr. Martin has a Ph.D. (Biochemistry) from the University of Western Ontario, a M.Sc. (Biology) from the University of Toronto, and an MBA from the Richard Ivey School of Business.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY endoscopic technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, LLC

Sherry Bertner

Managing Director

646-277-1247

sherry.bertner@icrinc.com